Exhibit 99.1

X Financial Reports Second Quarter 2022 Unaudited Financial Results

SHENZHEN, China, August 8, 2022 /PRNewswire/ -- X Financial (NYSE: XYF) (the “Company” or “we”), a leading online personal finance company in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial Highlights

•	Total net revenue in the second quarter of 2022 was RMB824.3 million (US$123.1 million), representing a decrease of 11.6% from RMB932.4 million in the same period of 2021.

•	Income from operations in the second quarter of 2022 was RMB193.8 million (US$28.9 million), compared with RMB337.7 million in the same period of 2021.

•	Net income in the second quarter of 2022 was RMB185.7 million (US$27.7 million), compared with RMB223.4 million in the same period of 2021.

•	Non-GAAP[1] adjusted net income in the second quarter of 2022 was RMB210.7 million (US$31.5 million), compared with RMB241.9 million in the same period of 2021.

•	Net income per basic and diluted American depositary share (“ADS”) [2] in the second quarter of 2022 was RMB3.36 (US$0.50) and RMB3.30 (US$0.49), compared with RMB4.08 and RMB3.96, respectively, in the same period of 2021.

•	Non-GAAP adjusted net income per basic and adjusted diluted ADS in the second quarter of 2022 was RMB3.78 (US$0.56) and RMB3.72 (US$0.56), compared with RMB4.38 and RMB4.26, respectively, in the same period of 2021.

Second Quarter 2022 Operational Highlights

•	The total loan amount facilitated and provided[3] in the second quarter of 2022 was RMB16,879 million, representing an increase of 31.5% from RMB12,835 million in the same period of 2021 and an increase of 10.7% from RMB15,250 million in the previous quarter. Xiaoying Credit Loan[4] accounted for 99.9% of the Company's total loan amount facilitated and provided in the second quarter of 2022, compared with 100% in the same period of 2021.

1 The Company uses in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, and (iii) adjusted net income (loss) per diluted ADS, each of which excludes share-based compensation expense and income (loss) from financial investments. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

2 Each American depositary share (“ADS”) represents six Class A ordinary shares. On November 19, 2020, a ratio change that has the same effect as a 1-for-3 reverse ADS split took effect, and as a result, one ADS currently represents six Class A ordinary shares.

3 Represents the total amount of loans that X Financial facilitated and provided during the relevant period.

4 Xiaoying Credit Loan is a category of online personal credit loan products facilitated and provided through our platform, including Xiaoying Card Loan and other unsecured loan products we introduce from time to time.

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•	The total outstanding loan balance[5] as of June 30, 2022 was RMB29,075 million, compared with RMB26,659 million as of March 31, 2022 and RMB20,504 million as of June 30, 2021.

•	The delinquency rate for all outstanding loans[6] that are past due for 31-60 days as of June 30, 2022 was 0.93%, compared with 1.31% as of March 31, 2022 and 0.77% as of June 30, 2021.

•	The number of cumulative borrowers[7] was 9.0 million as of June 30, 2022.

•	Total cumulative registered users reached 74.4 million as of June 30, 2022.

Mr. Justin Tang, the Founder, Chief Executive Officer and Chairman of the Company, commented, “We are pleased with our performance this past quarter given the great challenges brought by the significant economic slowdown amid the escalation of Covid-19 containment measures in China. We continued to scale up our loan facilitation volume while improving asset quality quarter-over-quarter. Total loan facilitated and provided during the past quarter maintained steady growth on both a yearly and quarterly basis, exceeding the high end of our forecast. Thanks to our effective risk management system and premium borrower base, we saw a meaningful decrease in the delinquency rate from the previous quarter. We have further demonstrated our business resilience and ability to navigate tough conditions.”

“On the regulatory side, the China Banking and Insurance Regulatory Commission issued the Notice on Strengthening the Management of Commercial Banks’ Internet Loan Business to Improve the Quality and Efficiency of Financial Services on July 15, 2022. The new rules affirm the positive role of internet loans, further refine and clarify the requirements for internet loan management, and extend the grace period for the rectification of internet loan operations to June 2023 from July 2022. This initiative aims to promote the stable and healthy development of the internet loan business, and it is part of the government’s stimulus strategy to revive the pandemic-hit economy by encouraging more credit to stimulate investments and consumption. This is conducive to the overall development of the financial industry and the extended grace period also gives us more time to explore market opportunities under the new regulation, especially financial services for small and micro-businesses.”

“Looking ahead, with the Covid-19 pandemic subsiding and the macro economy gradually rebounding, we are cautiously optimistic about our business in the second half of the year. With an increasingly accommodative environment, we expect to see steady sequential growth in upcoming quarters.”

Mr. Kent Li, President of the Company, added, “During the second quarter, our total loan amount facilitated and provided reached RMB17 billion, representing an increase of 31.5% year-over-year and 10.7% quarter-over-quarter. The delinquency rate for all outstanding loans past due for 31-60 days as of June 30, 2022 decreased to 0.93% from 1.31% as of March 31, 2022. While the asset quality of the financial industry as a whole deteriorated during the quarter due to the macro headwinds, we managed to improve our asset quality as we continued to enhance our risk management system. We expect our asset quality to remain stable in the second half of the year.”

5 Represents the total amount of loans outstanding for loans X Financial facilitated and provided at the end of the relevant period. Loans that are delinquent for more than 60 days are charged-off and are excluded in the outstanding loan balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral, the Company does not exclude Xiaoying Housing loan delinquent for more than 60 days in the outstanding loan balance.

6 Represents the balance of the outstanding principal and accrued outstanding interest for loans that were 31 to 60 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for loans the Company facilitated as of a specific date. Loans that are delinquent for more than 60 days are charged-off and excluded in the calculation of delinquency rate by balance. Xiaoying Housing Loan was launched in 2015 and ceased in 2019, and all the outstanding loan balance of housing loan as of June 30, 2021, March 31, 2022 and June 30, 2022 were overdue more than 60 days. To make the delinquency rate by balance comparable, the Company excludes Xiaoying Housing Loan in the calculation of delinquency rate.

7 Represents borrowers who made at least one transaction during that period from the commencement of the Company’s loan facilitation business to a certain date on the Company’s platform.

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“During the past quarter, we stepped up our efforts to acquire more high-quality borrowers. As a result, our number of active borrowers increased 28.2% on both a yearly and quarterly basis, and reached a high level of over 1 million in this quarter. We are pleased to see that our products and services have been well received by an extensive and growing user base. This is a testament to our reputation for reliability and it has laid a solid foundation for our future growth. Going forward, we will continue to expand and deepen our cooperation with our institutional funding partners to jointly serve the diverse financing needs of small and micro-businesses and consumers in China.”

Mr. Frank Fuya Zheng, Chief Financial Officer of the Company, added, “Although our top line saw a slight decrease on a quarterly basis as we continued to reduce the total borrowing cost of the borrowers in line with government guidance, we improved our bottom line from the previous quarter. Net income for the second quarter of 2022 improved to RMB185.7 million from RMB139.9 million in the previous quarter, and Non-GAAP adjusted net income for the second quarter of 2022 was RMB210.7 million, representing an increase of 36.9% quarter-over-quarter. With a more stabilized macroeconomy and a clearer regulatory environment, we expect to see further improvement in financial performance in the future.”

“During the second quarter, we started to execute our share repurchase program. Going forward, we will continue to keep a close eye on market dynamics, regularly revaluate how to best use our cash in order to maximize returns for our shareholders.”

Second Quarter 2022 Financial Results

Total net revenue in the second quarter of 2022 decreased by 11.6% to RMB824.3 million (US$123.1 million) from RMB932.4 million in the same period of 2021, primarily due to a decrease in average total borrowing cost of the borrowers; and also partially offset by an increase in the total loan amount facilitated and provided this quarter compared with the same period of 2021.

Loan facilitation service fees in the second quarter of 2022 decreased by 32.1% to RMB471.5 million (US$70.4 million) from RMB694.7 million in the same period of 2021, primarily due to a decrease in average total borrowing cost of the borrowers; and partially offset by an increase in the amount of loan facilitated this quarter compared with the same period of 2021.

Post-origination service fees in the second quarter of 2022 increased by 13.2% to RMB82.3 million (US$12.3 million) from RMB72.7 million in the same period of 2021, primarily due to the cumulative effect of increased volume of loans facilitated in the previous quarters. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in the second quarter of 2022 increased by 57.5% to RMB234.8 million (US$35.0 million) from RMB149.0 million in the same period of 2021, primarily due to an increase in average loan balances held by the Company as a result of the increase in total loan amount facilitated and provided this quarter compared with the same period of 2021.

Other revenue in the second quarter of 2022 increased by 124.7% RMB35.7 million (US$5.3 million), compared with RMB15.9 million in the same period of 2021, primarily due to an increase in referral service fee for introducing borrowers to other platforms.

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Origination and servicing expenses in the second quarter of 2022 increased by 2.3% to RMB533.1 million (US$79.6 million) from RMB520.9 million in the same period of 2021, primarily due to an increase in commission fees resulting from the increased in total loan amount facilitated and provided this quarter, and partially offset by a decrease in insurance fee paid to insurance company.

General and administrative expenses in the second quarter of 2022 decreased by 6.6% to RMB41.1 million (US$6.1 million) from RMB44.0 million in the same period of 2021, primarily due to a decrease in consulting service fee expenses this quarter compared with the same period of 2021.

Provision for accounts receivable and contract assets in the second quarter of 2022 was RMB25.7 million (US$3.8 million), compared with RMB25.2 million in the same period of 2021, primarily due to an increase in accounts receivable from facilitation services as a result of the increase in total loan facilitation amount this quarter compared with the same period of 2021.

Provision for loans receivable in the second quarter of 2022 was RMB32.2 million (US$4.8 million), compared with reversal of provision for loans receivable of RMB1.1 million in the same period of 2021, primarily due to an increase in loans receivable held by the Company as a result of the increase in total loan amount facilitated and provided this quarter compared with the same period of 2021.

Income from operations in the second quarter of 2022 was RMB193.8 million (US$28.9 million), compared with RMB337.7 million in the same period of 2021.

Income before income taxes and gain from equity in affiliates in the second quarter of 2022 was RMB220.2 million (US$32.9 million), compared with RMB280.1 million in the same period of 2021.

Income tax expense in the second quarter of 2022 was RMB42.2 million (US$6.3 million), compared with RMB57.9 million in the same period of 2021.

Net income in the second quarter of 2022 was RMB185.7 million (US$27.7 million), compared with RMB223.4 million in the same period of 2021.

Non-GAAP adjusted net income in the second quarter of 2022 was RMB210.7 million (US$31.5 million), compared with RMB241.9 million in the same period of 2021.

Net income per basic and diluted ADS in the second quarter of 2022 was RMB3.36 (US$0.50), and RMB3.30 (US$0.49), compared with RMB4.08 and RMB3.96, respectively, in the same period of 2021.

Non-GAAP adjusted net income per basic and diluted ADS in the second quarter of 2022 was RMB3.78 (US$0.56), and RMB3.72 (US$0.56), compared with RMB4.38 and RMB4.26 respectively, in the same period of 2021.

Cash and cash equivalents was RMB702.9 million (US$104.9 million) as of June 30, 2022, compared with RMB649.2 million as of March 31, 2022.

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Share Repurchase Plan

On March 30, 2022, the Company announced that its board of directors had approved a share repurchase plan under which the Company may repurchase up to US$15 million worth of its Class A ordinary shares in the form of American depositary shares (“ADSs”) until September 2023. As of June 30, 2022, the Company had repurchased an aggregate of 174,089 ADSs (the equivalent of approximately 1,044,534 of our Class A ordinary shares), which worth US$0.5 million in total.

Business Outlook

For the third quarter of 2022, the Company expects total loan amount facilitated and provided to be between RMB19.0 billion and RMB20.0 billion. For the full year of 2022, the Company expects the increment in total loan amount facilitated and provided to be no less than 25%. This forecast reflects the Company’s current and preliminary views, which are subject to changes.

Conference Call

X Financial’s management team will host an earnings conference call at 7:00 AM U.S. Eastern Time on August 9, 2022 (7:00 PM Beijing / Hong Kong Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
Mainland China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until August 16, 2022:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	4041918

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading online personal finance company in China. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate and provide loans to prime borrowers under a risk assessment and control system.

For more information, please visit: http://ir.xiaoyinggroup.com.

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Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance and help investors to identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We also believe that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income, (ii) adjusted net income per basic ADS, and (iii) adjusted net income per diluted ADS, each of which excludes income (loss) from financial investments and share-based compensation expense. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6981 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2022.

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Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company's goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace's products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen IR

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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X Financial

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2021	As of June 30, 2022	As of June 30, 2022
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	584,762	702,923	104,944
Restricted cash	407,276	375,564	56,070
Accounts receivable and contract assets, net	747,480	730,808	109,107
Loans receivable from Xiaoying Credit Loans and Revolving Loans, net	2,484,073	3,528,453	526,784
Loans at fair value	389,679	353,760	52,815
Deposits to institutional cooperators, net	1,500,407	1,691,952	252,602
Prepaid expenses and other current assets, net	213,127	75,396	11,256
Financial guarantee derivative	11,817	427	64
Deferred tax assets, net	274,869	159,862	23,867
Long-term investments	560,038	566,688	84,604
Property and equipment, net	6,188	5,427	810
Intangible assets, net	36,817	36,337	5,425
Loan receivable from Xiaoying Housing Loans, net	12,083	10,061	1,502
Financial investments	82,844	147,845	22,073
Other non-current assets	31,277	21,175	3,161
TOTAL ASSETS	7,342,737	8,406,678	1,255,084

LIABILITIES
Payable to investors at fair value	462,714	388,685	58,029
Payable to institutional funding partners	1,487,379	2,307,584	344,513
Financial guarantee derivative	565,953	473,149	70,639
Short-term bank borrowings	166,500	20,000	2,986
Accrued payroll and welfare	44,605	36,607	5,465
Other tax payable	219,544	240,590	35,919
Income tax payable	117,148	208,529	31,133
Deposit payable to channel cooperators	21,012	20,100	3,001
Accrued expenses and other current liabilities	268,967	338,327	50,511
Other non-current liabilities	12,019	9,988	1,491
Deferred tax liabilities	-	1,753	262
TOTAL LIABILITIES	3,365,841	4,045,312	603,949

Commitments and Contingencies
Equity:
Common shares	207	207	31
Treasury stock	-	(3,303)	(493)
Additional paid-in capital	3,159,523	3,188,877	476,087
Retained earnings	810,856	1,136,488	169,673
Other comprehensive income	6,310	39,097	5,837
Total X Financial shareholders' equity	3,976,896	4,361,366	651,135
Non-controlling interests	-	-	-
TOTAL EQUITY	3,976,896	4,361,366	651,135

TOTAL LIABILITIES AND EQUITY	7,342,737	8,406,678	1,255,084

X Financial

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except for share and per share data)	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service	694,711	471,531	70,398	1,386,934	980,234	146,345
Post-origination service	72,738	82,304	12,288	132,403	169,648	25,328
Financing income	149,006	234,756	35,048	280,458	466,031	69,577
Other revenue	15,912	35,747	5,337	38,921	96,780	14,449
Total net revenue	932,367	824,338	123,071	1,838,716	1,712,693	255,699

Operating costs and expenses:
Origination and servicing	520,874	533,062	79,584	1,093,376	997,561	148,932
General and administrative	44,037	41,144	6,143	86,571	86,489	12,912
Sales and marketing	5,547	4,567	682	10,072	9,225	1,377
Provision for accounts receivable and contract assets	25,228	25,715	3,839	42,482	51,771	7,729
(Reversal of) provision for loans receivable	(1,093)	32,224	4,811	25,496	65,964	9,848
Reversal of provision for contingent guarantee liabilities	(24)	(14,000)	(2,090)	(24)	(14,000)	(2,090)
(Reversal of) provision for credit losses on deposits to institutional cooperators	78	7,803	1,165	(8,174)	8,534	1,274
Reversal of provision for credit losses for other financial assets	-	-	-	-	(765)	(114)
Total operating costs and expenses	594,647	630,515	94,134	1,249,799	1,204,779	179,868

Income from operations	337,720	193,823	28,937	588,917	507,914	75,831
Interest income (expense), net	7,278	1,691	252	9,608	2,718	406
Foreign exchange gain (loss)	3,768	(13,102)	(1,956)	2,194	(12,146)	(1,813)
Loss from financial investments	-	(9,626)	(1,437)	-	(9,626)	(1,437)
Fair value adjustments related to Consolidated Trusts	(7,729)	(3,250)	(485)	(7,678)	(1,491)	(223)
Change in fair value of financial guarantee derivative	(61,889)	44,758	6,682	(95,616)	24,625	3,676
Other income (loss), net	942	5,911	882	7,102	26,028	3,886

Income before income taxes and gain from equity in affiliates	280,090	220,205	32,875	504,527	538,022	80,326

Income tax expense	(57,889)	(42,243)	(6,307)	(95,110)	(223,278)	(33,335)
Gain from equity in affiliates, net of tax	1,243	7,738	1,155	3,227	10,888	1,626
Net income	223,444	185,700	27,723	412,644	325,632	48,617
Less: net income attributable to non-controlling interests	-	-	-	-	-	-
Net income attributable to X Financial shareholders	223,444	185,700	27,723	412,644	325,632	48,617

Net income	223,444	185,700	27,723	412,644	325,632	48,617
Other comprehensive income, net of tax of nil:
Gain (loss) from equity in affiliates	-	(142)	(21)	-	70	10
Foreign currency translation adjustments	(11,598)	35,801	5,345	(6,472)	32,717	4,885
Comprehensive income	211,846	221,359	33,047	406,172	358,419	53,502
Less: comprehensive income attributable to non-controlling interests	-	-	-	-	-	-
Comprehensive income attributable to X Financial shareholders	211,846	221,359	33,047	406,172	358,419	53,502

Net income per share—basic	0.68	0.56	0.08	1.26	0.98	0.15
Net income per share—diluted	0.66	0.55	0.08	1.23	0.96	0.14

Net income per ADS—basic	4.08	3.36	0.50	7.56	5.88	0.88
Net income per ADS—diluted	3.96	3.30	0.49	7.38	5.76	0.86

Weighted average number of ordinary shares outstanding—basic	330,785,047	331,967,010	331,967,010	327,743,729	331,886,487	331,886,487
Weighted average number of ordinary shares outstanding—diluted	339,695,992	339,516,588	339,516,588	336,654,674	339,436,065	339,436,065

X Financial

Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except for share and per share data)	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
GAAP net income	223,444	185,700	27,723	412,644	325,632	48,617
Less: Loss from financial investments (net of tax of nil)	-	(9,626)	(1,437)	-	(9,626)	(1,437)
Add: Share-based compensation expenses (net of tax of nil)	18,438	15,362	2,293	41,287	29,337	4,380
Non-GAAP adjusted net income	241,882	210,688	31,453	453,931	364,595	54,434

Non-GAAP adjusted net income per share—basic	0.73	0.63	0.09	1.39	1.10	0.16
Non-GAAP adjusted net income per share—diluted	0.71	0.62	0.09	1.35	1.07	0.16

Non-GAAP adjusted net income per ADS—basic	4.38	3.78	0.56	8.34	6.60	0.99
Non-GAAP adjusted net income per ADS—diluted	4.26	3.72	0.56	8.10	6.42	0.96

Weighted average number of ordinary shares outstanding—basic	330,785,047	331,967,010	331,967,010	327,743,729	331,886,487	331,886,487
Weighted average number of ordinary shares outstanding—diluted	339,695,992	339,516,588	339,516,588	336,654,674	339,436,065	339,436,065